SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                3 December 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Acquisition announcement made on 3 December 2007


DC07-578                                                        December 3, 2007



      BT COMPLETES THE ACQUISITION OF THE IT INFRASTRUCTURE DIVISION OF CS
                            COMMUNICATION & SYSTEMES



British Telecommunications plc (BT) announced today the completion of the acquisition of the Critical Infrastructure division of CS Communication & Systems after obtaining all necessary merger and regulatory clearances. The division provides its corporate and public sector clients with a range of IT services for building and maintaining IT infrastructures including consulting, network integration, insourcing, outsourcing and data centre services.


On August 3, 2007, BT announced it had submitted a binding offer to CS Communication & Systems, a French IT systems and network services provider, to acquire its Critical Infrastructures division for up to EUR60 million in cash.


The division employs approximately 1,400 people and made EUR137.7 million revenue in 2006.


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business:
BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.


For more information, visit www.bt.com/aboutbt


Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 3 December 2007